SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Reports Financial Results for Q3 2005 dated November 8, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Financial Results for Q3 2005

Tuesday November 8, 8:42 am ET

Revenue Growth of 35% YOY Reflecting Successful Expansion Into Internet Media and International Telephony Businesses Focus for Third Quarter: Consolidation & Efficiency PETACH TIKVA, Israel, November 8 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD - News) today reported its financial results for the third quarter ended September 30, 2005.

Highlights of the Quarter

- $15.9 million revenues, up 35% year-over-year

- Strongest growth drivers: Internet Advertising/Portal and International Telephony businesses

- 'smile' re-branding program successful: will improve marketing efficiency

- Bottom-line impacted by re-branding, consolidation and efficiency program and unusually high financing expenses

- Following completion of new VoIP activity implementation, company launched consolidation/efficiency program to optimize customer service operations and improve margins


Financial Results

Revenues for the third quarter were NIS 73.3 million (US$ 15.9 million), an increase of 35% compared with NIS 54.3 million in the third quarter of 2004. Gross margin for the quarter was to 46.6% reflecting marketing strategies adopted to build market share in the competitive Internet Access and International Telephony markets.

Operating income for the quarter reached NIS 5.7 million (US$ 1.2 million), an increase of 200% compared to the parallel quarter of 2004.

Net income for the quarter was NIS 1.6 million (US $0.4 million), or NIS 0.09 (US$ 0.02) per share, reflecting unusually high financing expenses of NIS 3.5 million (US$ 0.8 million). The rise in financing expenses resulted from a 1.4% rise in Israel's Consumer Price Index (CPI) for the quarter. This raised the interest due on the Group's CPI-linked bonds, although the effect was mitigated somewhat by the Group's successful hedging activities. Net income for the third quarter of 2004 was NIS 1.5 million, or NIS 0.08 per share.

Comments of Management

"The growth of our business over the past twelve months reflects the successful launch and build-out of our International Telephony business, which took place exactly one year ago, and the continuous ramp-up of our Internet Advertising/Portal and e-Commerce businesses, together with the ongoing development of our core Internet access business," commented Eli Holtzman, Internet Gold's CEO. "To build our leadership and market share in extremely competitive markets, we have utilized aggressive pricing and marketing strategies, and, during the last quarter, carried out a successful re-branding program."

"During recent quarters, our team continued building and optimizing our new VoIP operations. With all operating systems in place and functioning well, we have now combined the call centers of our access and international telephony businesses into a single facility with a unified support staff and consolidated the engineering teams of our various activities. Most of these costly activities were completed during the third quarter. We anticipate that this step will reduce our costs significantly in the coming quarters and open up new cross-sales opportunities within our existing customer base."

Mr. Holtzman continued, "On the Media side of the business, market trends continue to operate in our favor. Internet advertising budgets continue to grow dramatically, along with Internet usage and online purchases. Our acquisitions, partnerships and marketing efforts over the past year have established Internet Gold as a leading Internet Media Group, and we continue to expand our content franchise. We believe our Internet Media and e-Commerce businesses will become our strongest revenue and profit drivers over the long-term."

Overview of Business Segments

smile.net - access and access-related value added services: During the third quarter, sales of the Group's Business Division grew by 11% compared to the previous quarter, while revenues from the Group's WiFi based home networking services grew by more than 70%.

smile.media - e-Advertising/Content: In line with its goal of expanding its positioning as a primary Internet Media Group, during the third quarter, the Group closed additional acquisitions and partnerships, expanding the range of Internet media properties that it offers to potential advertisers:

- GetPrice: the Group's subsidiary, MSN-Israel, acquired a 51% interest in getprice.co.il, one of Israel's most popular price comparison sites. Working with GetPrice, MSN-Israel intends to establish a new price comparison site called MSN-Compare.

- Hype/Tipo: the Group's subsidiary GoldMind acquired a 50.1% interest in tipo.co.il, Israel's leading children's portal with approximately 30 million page views per month.

- MSNJobs: in partnership with Redmatch, one of the world's fastest-growing online job-search companies, MSN-Israel launched MSNJobs, a new Hebrew-language job search site, at the end of September.

- Net-Express: by the end of the third quarter, the Group extended its strategic partnership with Net-Express, the founder of netex.co.il, one of Israel's most popular Hebrew language Internet search engines and web directory sites.

- Nirshamim: Revenues from Nirshamim, an acquisition completed earlier in 2005, grew by 19% during the third quarter and the site achieved strong profitability.

smile.015 - International Telephony: Company has maintained its market share in the residential segment while putting special emphasis on its business customers. In conjunction with its ongoing marketing activity, the company focused its marketing efforts on Israel's Russian-speaking populations, resulting in a significant rise in costumers from this high-potential niche market. During the third quarter, the Company expanded its base of international carriers to allow for future growth.

smile.shops - e-Commerce: Q3 revenues of P-1000, the Group's e-Commerce business, rose by 8% during the quarter compared to Q2, while operating income rose by 12%. The Group continues to evaluate acquisition and consolidation opportunities in the sector.

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its 50.1% owned joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provides international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of September 30, 2005 have been presented in U.S. Dollars thousands, translated at the representative rate of exchange as of September 30, 2005 (NIS 4.598 = U.S. Dollar 1.00). The U.S. Dollar ( $) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il



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    Consolidated Balance Sheets

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                        U.S.
                                                                     dollars
                                                                         NIS
                                                                  4.598=US$1
                             September 30 September 30  December   September
                                                              31          30
                                     2005         2004      2004        2005
                              (Unaudited)  (Unaudited) (Audited) (Unaudited)
                                  New Israeli Shekels - in            US$ in
                                          thousands                thousands

    Current assets
    Cash and cash equivalents         260,124    85,674    75,637    56,573
    Short term investments              1,156         -         -       251
    Trade receivables, net             67,160    44,612    52,682    14,608
    Other receivables                  13,421    10,318     8,948     2,919
    Deferred taxes                      1,359       377     2,564       296

    Total current assets              343,220   140,981   139,831    74,647

    Investments
    Deferred taxes                         40        16        22         9
    Long-term investments                 200     1,331         -        43
    Long-term loans                        75         -         -        16

                                          315     1,347        22        68

    Property and equipment, net        38,340    36,419    40,583     8,338

    Other assets and deferred charges 119,508   105,864   114,956    25,991

    Assets allocated to discontinued      150         -     4,631        33
    operation

    Total assets                      501,533   284,611   300,023   109,077

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                        U.S.
                                                                     dollars
                                                                         NIS
                                                                  4.598=US$1
                             September 30 September 30  December   September
                                                              31          30
                                     2005         2004      2004        2005
                              (Unaudited)  (Unaudited) (Audited) (Unaudited)
                                  New Israeli Shekels - in            US$ in
                                          thousands                thousands

    Current liabilities
    Short-term bank loans               7,080     5,253    10,950     1,540
    Accounts payable                   65,784    69,967    73,383    14,307
    Other payables                     19,662    16,319    13,784     4,276
    Accured liabilities from
    marketable
    securities                            398         -         -        87

    Total current liabilities          92,924    91,539    98,117    20,210

    Long-term liabilities
    Long-term obligations under lease  41,148    45,894    72,117     8,949
    agreement
    Deferred revenues                       -        14         3         -
    Liability for termination of
    employer-
    employee relations, net             7,124     5,816     6,240     1,549
    Company's share in excess of
    liabilities over assets in              -    10,156         -         -
    investees
    Long term term obligation under
    forward
    contract                              140         -         -        30
    Convertible debentures            216,632         -         -    47,114

    Total long-term liabilities       265,044    61,880    78,360    57,642

    Liabilities allocated to
    discontinued
    operation                             265         -     1,653        58

    Shareholders' equity
    Ordinary shares                       197       197       197        43
    Additional paid in capital        223,539   215,040   215,040    48,617
    Accumulated deficit              (80,436)  (84,045)  (93,344)  (17,493)

    Total shareholders' equity        143,300   131,192   121,893    31,167

    Total liabilities and             501,533   284,611   300,023   109,077
    shareholders' equity

    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                         U.S.
                                                                      dollars
                Nine month period Three month period        Year          NIS
                     ended               ended             ended   4.598=US$1
                   September 30      September 30        December  Nine month
                                                               31      period
                 2005        2004    2005        2004        2004   September
                                                                      30 2005
          (Unaudited) (Unaudited) (Unaudited) (Unaudited)(Audited)(Unaudited)
                   New Israeli Shekels - in thousands                  US$ in
                                                                    thousands

    Revenues   216,613   158,467    73,273     54,292      219,577   47,110

    Costs and
    expenses:
    Cost of
    revenues   113,372    69,535    39,159     25,344       96,820   24,657

    Selling and
    marketing
    expenses    57,589    52,747    20,023     20,462       73,155   12,525
    General and
    administra-
    tive        23,892    17,883     8,360      6,572       24,258    5,196
    expenses

    Total costs
    and        194,853   140,165    67,542     52,378      194,233   42,378
    expenses

    Income from 21,760    18,302     5,731      1,914       25,344    4,732
    operations
    Financing
    expenses
    (income),
    net          7,838     (253)     3,523      (342)        (122)    1,705
    Other
    (income)     (207)     1,444      (75)       (54)        1,077     (45)
    expenses, net

    Net income
    after
    financing
    expenses    14,129    17,111    2,283       2,310       24,389    3,072
    Tax expenses 1,221     1,541      653         240        (301)      266
    (income)

    Income after
    tax         12,908    15,570    1,630       2,070       24,690    2,806
    Company's
    share in
    net
    loss of
    investees        -       503        -       (104)          396        -
    Net income from
    continuing  12,908    15,067    1,630       2,174       24,294    2,806
    operations

    Company share in
    loss of
    investee from
    discontinued     -     1,946       -          694        4,763        -
    operation

    Net income  12,908    13,121   1,630        1,480       19,531    2,806

    Income per
    share,
    basic
    and diluted
    Net income
    per NIS
    0.01
    par value of
    shares
    (in NIS)
    from
    continuing    0.70    0.82     0.09          0.12         1.32     0.15
    operations

    Net loss per NIS
    0.01 par
    value of shares
    (in NIS) from
    discontinued     -  (0.11)        -         (0.04)      (0.26)        -
    operations

    Net income per NIS
    0.01
    par value of  0.70   0.71      0.09           0.08        1.06     0.15
    shares (in NIS)

    Weighted average
    number
    of shares
    outstanding
    (in
    thousands)  18,432  18,432   18,432         18,432      18,432   18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         INTERNET GOLD-GOLDEN LINES LTD.
                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 8, 2005